March 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Rahul K. Patel

Condor Hospitality Trust, Inc.

Registration Statement on Form S-11 (File No. 333-213080)

Dear Mr. Patel:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representative of the underwriters of the proposed public offering of shares of common stock of Condor Hospitality Trust, Inc. (the (“Company”) that is the subject matter of the above-captioned Registration Statement, we hereby join in the Company’s request for acceleration of the Registration Statement, requesting effectiveness as of March 23, 2017 at 4:00 p.m., Eastern, or as soon thereafter as practical.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: March 20, 2017

(ii)	Approximate dates of distribution: March 20, 2017-March 23, 2017

(iii)	Number of prospective underwriters and dealers, to whom the preliminary prospectus was furnished: six

(iv)	Number of prospectuses so distributed: approximately 2,662

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

[Signature Page Follows]

Very truly yours,

KeyBanc Capital Markets Inc.

By:	/s/ Michael Hawkins
Name:	Michael Hawkins
Title:	Managing Director

[Signature Page to Request for Acceleration]